

May 19, 2015

Michael Onghai
Chief Executive Officer
LookSmart Group, Inc.
2859 W. Ridge Pkwy., Ste. 200
Henderson, NV

> **Re: LookSmart Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 4, 2015**
> **File No. 000-55440**

Dear Mr. Onghai:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934, the rules and regulations under those Acts, and the requirements of the form. We will not perform a detailed examination of the registration statement at this time.

General

1.   It does not appear that you meet the condition described in Section 4.B.4 of our Staff Legal Bulletin No. 4 requiring that there be a valid business purpose for the spin-off. In this regard, we note that the spin-off will include all operations and assets of LookSmart, Ltd., leaving it with no or minimal operations or assets immediately following the spin-off. The creation of a public market in a company that has no or minimal operations or assets is not considered to be a valid business purpose for a spin-off. Please tell us how you intend to comply with Section 5 of the Securities Act with regard to the sale of securities that you are proposing to spin off. Alternatively, provide us with a detailed analysis explaining how you believe there is a valid business purpose for the spin-off and include references to all authority upon which you rely.

2.   It appears that the notes to your financial statements include duplicated information within your discussion of stock based compensation, beginning on page 74, and omit income tax information required by ASC 740-10-50, within Note 8 to your financial statements. As such, it is unclear whether or not you have provided complete audited financial statements as required by Rule 8-01 of Regulation S-X. In addition, we note that the audited financial statements provided are identical to those of LookSmart, Ltd. In light of the fact that LookSmart, Ltd. formed LookSmart Group, Inc. and transferred all of the business, assets and liabilities to LookSmart Group, Inc., it is unclear how the equity of LookSmart Group, Inc., as currently presented in the

consolidated statements of stockholders equity and balance sheets, would continue to be identical to that of LookSmart, Ltd. Therefore, we will not undertake a review of the related financial statements until the revisions are completed and we are assured that both the form and content of the financial statements provided meet the requirements within Rule 8-01 of Regulation S-X as well as appropriately reflect all of the transactions associated with the spin-off.

This registration statement will automatically become effective 60 days after the date you initially filed it. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Jay Kaplowitz
        Sichenzia Ross Friedman Ference LLP